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                                                                 Exhibit (a)(35)


              ICAHN UNIT ANNOUNCES EXTENSION OF EXPIRATION DATE OF
                     TENDER OFFER FOR HALLWOOD REALTY UNITS

     New York, New York, June 29, 2004. High River Limited Partnership ("High River"), an affiliate of Carl C. Icahn, announced today that it is extending the expiration date of its tender offer (the "Offer") for any and all of the limited partnership units ("Units") of Hallwood Realty Partners, L.P. (AMEX: HRY) (the "Partnership") until 5:00 pm, New York City time, on Monday, July 19, 2004, unless the Offer is extended to a later date and time.

     Approximately 53,394 Units have been tendered pursuant to the tender offer as of the close of business on June 28, 2004.


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